                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               FINAL AMENDMENT TO
                                 SCHEDULE 13E-3

              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              RVM INDUSTRIES, INC.
                              (Name of the Issuer)

                              RVM Industries, Inc.
                              JTB Enterprises, Inc.
                       (Names of Persons Filing Statement)

                          Common Stock, $0.0l par value
                         (Title of Class of Securities)

                                    7497W106
                      (CUSIP Number of Class of Securities)

                                  Jacob Pollock
                              753 W. Waterloo Road,
                             Akron, Ohio 44314-1519
                                  330.753.4545
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

                                   Copies to:
                               Stanley E. Everett
                Brouse McDowell, A Legal Professional Association
                            500 First National Tower
                             Akron, Ohio 44308-1471
                                  330.535.5711

This statement is filed in connection with (check the appropriate box):

[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934

[ ] The filing of a registration statement under the Securities Act of 1933

[ ] A tender offer

[ ] None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: | |

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            Calculation of Filing Fee


Transaction Valuation*                                     Amount of Filing Fee
----------------------                                     --------------------
       $8,788.25                                                    $1.76

* The Transaction Valuation amount is the product of 175,765 shares of the common stock of RVM Industries, Inc. multiplied by $0.05 per share. The price paid per share in this transaction is the most recent bid price per share of such stock. Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, the Amount of Filing Fee has been calculated by multiplying the Transaction Valuation by 0.0002 (i.e., one-fiftieth of one percent)

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form and Schedule and the date of its filing.

      Amount Previously Paid:    $1.76            Filing Party:   RVM Industries, Inc.
      Form or Registration No.:  Schedule 14C     Date Filed:     November 15, 2002
                                                                  Amended January 10, 2003

                                  INTRODUCTION

RVM Industries, Inc., a Delaware corporation ("RVM"), and JTB Enterprises, Inc., a Delaware corporation, have completed a merger. The merger was carried out pursuant to the provisions of Section 253 of the Delaware General Corporation Law and was effective on March 12, 2003. JTB, a company with six stockholders, is the surviving company in the merger. RVM has filed a Form 15, pursuant to Rule 12(g)(4)(a)(1)(i) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), to request termination of the registration of its common stock under Section 12(g) of the Exchange Act and its obligation to file reports under Section 13(a) of the Exchange Act.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        JTB ENTERPRISES, INC.


                                        By:      /s/Jacob Pollock
                                                 --------------------------
                                                 Jacob Pollock
                                                 Chief Executive Officer

                                        Date:    March 28, 2003